     Eric D. Tanzberger
     Senior Vice President and Chief Financial Officer
March 05, 2008
Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
Mail Stop 0407
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

RE:	SEC Comment Letter dated February 5, 2008 related to Service Corporation International’s Form 10-K for the fiscal year ended December 31, 2006 filed March 1, 2007

File No. 001-06402
Dear Mr. Spirgel:
This letter responds to the comment that Service Corporation International (the “Company”) received from the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission” or the “SEC”) by letter dated February 5, 2008 with respect to the above referenced filing.
We hope this letter is responsive to your request for information. If the response provided in this letter is not deemed adequate to answer the Staff’s comment, we will make ourselves available to further discuss this matter with the Staff at a mutually convenient time.
For your convenience, our response is prefaced by the Commission’s comment in bold text.
1.	We note your response to prior comment 1. As previously requested, revise the proposed Alderwoods acquisition disclosures to explain the method and assumptions used by you to determine the valuations.
Response: In our 2006 Form 10-K, we made references to independent third-parties as noted in the Staff’s comment above. These parties did not consent to our references in the 2006 or the 2007 filing of the Company’s Form 10-K. The Company will discontinue its use of references to third parties in future filings and will revise our disclosures related to Alderwoods as follows:
SERVICE CORPORATION INTERNATIONAL
1929 ALLEN PARKWAY • P.O. BOX 130548 • HOUSTON, TX 77219-0548 • (713) 525-7768 • FAX (713) 525-7581

Mr. Larry Spirgel

In note 5, Alderwoods Acquisition, to the consolidated financial statements in its 2006 Form 10-K, the Company provided the following disclosure:
“The preliminary allocation of the purchase price to specific assets and liabilities was based, on part, upon consideration of an outside appraisal of the fair value of Alderwoods’ assets and from information obtained from the accounting systems of Alderwoods.”
The Company has revised its disclosure in the filing of its 2007 Form 10-K, filed March 3, 2008 as follows:
“The allocation of the purchase price to specific assets and liabilities was based upon the fair value of Alderwoods’ assets and liabilities and from information obtained from the accounting systems of Alderwoods. The fair value of assets and liabilities was determined using various methodologies and assumptions including the direct cost approach, expected sales proceeds of divested Alderwoods locations, historical operating results and income and market approaches. To the extent that information was not practicably available to us at the closing date, but subsequently became available during the allocation period, as defined in SFAS 141, we adjusted goodwill, assets, or liabilities associated with the acquisition.”
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In connection with our response to your comment we acknowledge that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
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We hope this letter is responsive to your comment and request for information.
Sincerely,

Eric D. Tanzberger
Senior Vice President,
Chief Financial Officer and Treasurer

cc:	Kyle Moffett / Staff Accountant, U.S. Securities and Exchange Commission PricewaterhouseCoopers LLP Members of the SCI Audit Committee of the Board of Directors Member of the SCI Disclosure Committee